Exhibit 99.1

PRESS RELEASE CHC Helicopter Corporation T 604.276.7500 F 604.279.2474 www.chc.ca www.heli-

CHC launches Heli-One, a new worldwide helicopter support company

Sunday, February 6, 2005, Aneheim, CA: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI), announced today the creation of the world’s largest independent helicopter support company, Heli-One.

The mandate of the new organization is to provide helicopter leasing and a complete array of helicopter support services to civilian and military helicopter operators worldwide. These support services include integrated logistics, engineering and design, base maintenance, safety equipment, inventory management, parts supply, and repair and overhaul services for engines and components. Heli-One leases and supports several different helicopter types, including Eurocopter Super Puma and Dauphin, Sikorsky S76, S61 and S92 and Bell 212/412.

Heli-One combines under one banner all CHC helicopter support subsidiaries and divisions including Astec Helicopter Services, Multifabs Survival Limited, AeroTurbine Support Ltd. and Overhaul International Pty.

CHC has appointed Mr. Neil Calvert as president of Heli-One. Mr. Calvert began his career as a helicopter engineer and has served the Company for more than 20 years, most recently as Managing Director of CHC European Operations, and as President of CHC Global Support.

Managing a global fleet of more than 225 aircraft and employing a team of more than 800 professionals worldwide, Heli-One is the world’s largest independent helicopter support company. Heli-One is a wholly owned subsidiary of CHC Helicopter Corporation.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries and a team of approximately 3,400 professionals worldwide.

For further information, please contact:

Neil Calvert	Chris Flanagan
President	Director of Communications
604-276-7500	604-279-2493

PRESS RELEASE CHC Helicopter Corporation T 604.276.7500 F 604.279.2474 www.chc.ca www.heli-

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.